LIGHTNING EMOTORS, INC.

815 14th Street SW, Suite A100

Loveland, Colorado 80537

(800) 233-0740

July 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	Lightning eMotors, Inc.

Registration Statement on Form S-1

File No. 333-257237

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Lightning eMotors, Inc. (the “Company”) hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated so that such Registration Statement will become effective at 4:00 p.m., Eastern Time, on Tuesday, July 6, 2021, or as soon thereafter as practicable.

The Company confirms that it is aware of its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Sincerely,

/s/ Timothy Reeser
Timothy Reeser
Chief Executive Officer